Exhibit 1

PRESS RELEASE

Gentium Reports First Quarter Financial Results

•	Defibrotide usage increased by 28% to EUR 4.93 million (US $6.56 million).
•	Product sales of EUR 5.65 million (US $7.51 million) for the three month period ended March 31, 2012, recording an increase of 11%.
•	Cash flow positive and stronger cash position.
•	Non-GAAP Adjusted EBITDA of EUR 0.12 million (US$ 0.16 million).

VILLA GUARDIA (COMO), Italy, May 17, 2012 (GlobeNewswire) — Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter ended March 31, 2012. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On March 31, 2012, EUR 1.00 = $1.33.

“We are pleased to report that Defibrotide usage increased by 28% compared to the prior-year period. The Company continues to be cash flow positive despite higher expenditures incurred with activities related to expansion of the Company’s commercial infrastructure and the hiring of contract research organizations and scientific and regulatory consultants to assist and support the FDA and EMA regulatory approval processes,” stated Salvatore Calabrese, SVP & Chief Financial Officer of Gentium S.p.A.

“Defibrotide continues to be made available to patients around the world through our named-patient and cost recovery programs. The recently announced partnerships with Pharma-Swiss S.A., a division of Valeant Pharmaceuticals International, Inc. (NYSE/TSX:VRX) for the distribution of Defibrotide in countries in Central and Eastern Europe, and with Swedish Orphan Biovitrum AB (NASDAQ OMX STO: SOBI) for the distribution of Defibrotide in the Baltics and Nordics, together with our previously established distribution agreements and our own commercial infrastructure in the major European countries, further strengthens our ability to distribute Defibrotide around the globe, thereby allowing easier and faster access for the treating physicians.” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of the Company. “On the regulatory front, we recently received the Day 180 List of Outstanding Issues from the European Medicines Agency’s Committee for Medical Products for Human Use, to which we plan to respond in the coming months, and we continue to work closely with the FDA towards a resubmission of our NDA”.

Financial Highlights

For the first quarter ended March 31, 2012 compared to the first quarter of the 2011:

•	Product sales were EUR 5.65 million compared to EUR 5.09 million, recording an increase of EUR 0.57 million or 11%. Defibrotide net sales through the named-patient and cost recovery programs amounted to EUR 4.93 million compared to EUR 3.86 million in 2011, an increase of 28%. Sales of the Company's active pharmaceutical ingredients (API) amounted to EUR 0.72 million compared to EUR 1.23 million, a decrease of 41%.
•	Total revenues were EUR 5.66 million compared to EUR 6.05 million.

•	Operating costs and expenses increased to EUR 6.31 million compared to EUR 4.16 million. Research and development expenses, which are included in operating costs and expenses, were EUR 2.17 million compared to EUR 1.23 million.
•	Sales and marketing expenses, which are also included in operating costs and expenses, were EUR 1.21 million compared to EUR 0.25 million.
•	Operating income/(loss) was EUR (0.65) million compared to an operating income of EUR 1.89 million.
•	Pre-tax income/(loss) was EUR (0.67) million compared to a pre-tax income of EUR 1.81 million.
•	Net income/(loss) was EUR (0.91) million compared to a net income of EUR 1.70 million.
•	Basic and diluted net income/(loss) per share was EUR (0.06), compared to a basic and diluted net income per share of EUR 0.114 and EUR 0.109, respectively.

Cash and cash equivalents were EUR 10.68 million as of March 31, 2012 compared to EUR 9.99 million at December 31, 2011.

Operating Results

Product sales for the three-month period ended March 31, 2012 were EUR 5.65 million compared to EUR 5.09 million for the same period in 2011, an increase of EUR 0.56 million or 11%. The increase was primarily due to the higher distribution of Defibrotide sold through the named-patient and cost recovery programs, offset by a decrease in sales of APIs.

For the three-month period ended March 31, 2012, named-patient and cost recovery program sales amounted to EUR 4.93 million, or 87% of total product sales, compared to Euro 3.86 million, or 76% of total product sales, representing an increase of EUR 1.07 million or 28%. Sales from the named-patient and cost recovery programs are net of EUR 1.04 million and EUR 0.64 million, respectively, in distribution fees.

Product sales also include sales of the Company’s APIs, which were EUR 0.72 for the three-month period ended March 31, 2012 compared to EUR 1.23 million for the same period in 2011, representing a decrease of EUR 0.51 million or 41%. The decrease was primarily due to lower volumes of sales in the sulglicotide and urokinase API businesses due to a lower demand for these APIs compared to prior year.

Other revenues were nil for the three-month period ended March 31, 2012 compared to EUR 0.96 million for the same period in 2011. Other revenues for the prior-year period included a ratable recognition of the up-front payment made by Sigma-Tau in connection with the amendment of its existing license and supply agreement with the Company to include the prevention indication of Defibrotide, which amounted to Euro 0.85 million, and reimbursement under a cost sharing agreement entered into with Sigma-Tau, which amounted to EUR 0.10 million as of March 31, 2011.

Cost of goods sold was EUR 0.83 million for the three-month period ended March 31, 2012 compared to EUR 0.89 million for the same period in 2011. Cost of goods sold as a percentage of product sales was 15% for the three-month period ended March 31, 2012 compared to 17% for the same period in 2011.

The Company incurred research and development expenses of EUR 2.17 million for the three-month period ended March 31, 2012 compared to EUR 1.23 million for the same period in 2011, an increase of EUR 0.94 million or 76%. These expenses were primarily attributed to the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2011 is attributed to the engagement of contract research organizations and outside scientific and regulatory consultants to assist the Company in addressing issues raised by the U.S. Food and Drug Administration (FDA) and supporting the Company through the European Medicines Agency’s (EMA) regulatory review process. Also contributing to the variance was a decrease in payroll, payroll-related expenses and stock-based compensation.

General and administrative expenses were EUR 1.81 million for the three-month period ended March 31, 2012 compared to EUR 1.55 million for the same period in 2011, a slight increase of EUR 0.26 million or 17%. The increase is primarily due to personnel and personnel-related costs, as well as consultancy, legal, tax and advisory expenses. Also contributing to the variance was an increase in stock-based compensation expenses.

Sales and marketing expenses were EUR 1.21 million for the three-month period ended March 31, 2012 compared to EUR 0.25 million for the same period in 2011. Sales and marketing expenses relate to costs incurred in connection with the establishment of the Company’s European commercial team, which was completed in November 2011. Therefore, the comparison to the prior-year period does not reflect the full cost of the Company’s commercial team. Sales and marketing expenses refer mainly to payroll and payroll related costs, market research, consultancy, travel and stock based-compensation expenses.

The Company’s net loss was EUR 0.91 million for the three-month period ended March 31, 2012 compared to a net income of EUR 1.70 million for the same period in 2011. The difference was primarily due to an increase in the volume of Defibrotide sold through the named-patient program, offset by a decrease in API sales and other income and revenues under the cost sharing agreement entered into with Sigma-Tau (including the ratable recognition of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of its existing license and supply agreement with the Company). Also contributing to the variance was an increase in research and development expenses and sales and marketing expenses associated with the establishment of a commercial team, which did not account for the full quarter in 2011l as well as an increase in current income tax expenses as a consequences of a new corporate tax reform.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the EMA both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval or filing, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.

CONSOLIDATED BALANCE SHEETS

In thousands, except share	As of December 31,	As of March 31,
	2011	2012
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	€9,990	€10,684
Accounts receivable net of allowance of €27 as of December 31, 2011 and March 31, 2012	5,128	4,655
Accounts receivable from related parties, net of allowance of €850 as of December 31, 2011 and March 31, 2012	286	21
Inventories, net of allowance of €789 as of December 31, 2011 and March 31, 2012	2,946	3,317
Prepaid expenses and other current assets	488	609
Total Current Assets	18,838	19,286

Property, manufacturing facility and equipment, net	8,508	8,376
Intangible assets and other non-current assets	66	199
Total Assets	€27,412	€27,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	€5,089	€5,766
Accounts payable to related parties	290	62
Accrued expenses and other current liabilities	1,710	2,083
Deferred Revenues	494	528
Current portion of capital lease obligations	21	3
Current maturities of long-term debt	504	468
Total Current Liabilities	8,108	8,910

Long-term debt, net of current maturities	1,545	1,498
Termination indemnities	376	381
Total Liabilities	10,029	10,789

Share capital (no par value; 19,656,317 and 19,607,317 authorized as of December 31, 2011 and March 31, 2012; 14,969,150 and 15,018,150 shares issued and outstanding at December 31, 2011 and March 31, 2012, respectively)	110,229	110,826
Accumulated deficit	(92,845)	(93,754)
Total Shareholders’ Equity	17,383	17,072
Total Liabilities and Shareholders’ Equity	€27,412	€27,861

GENTIUM S.p.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
In thousands, except share and per share amounts	2011	2012
	(unaudited)	(unaudited)
Revenues:
API product sales	€1,232	€720
NPP product sales	3,859	4,932
Total product sales	5,091	5,652
Other revenues	3	4
Other revenues from related party	955	-
Total Revenues	€6,049	€5,656

Operating costs and expenses:
Cost of goods sold	893	825
Research and development	1,225	2,174
General and administrative	1,551	1,805
Sales and Marketing	246	1,207
Charges from related parties	50	52
Depreciation and amortization	199	246
	4,164	6,309
Operating income/(loss)	€1,885	€(653)

Foreign currency exchange loss, net	(54)	(57)
Interest income/(expense), net	(19)	40
Pre-tax income/(loss)	€1,812	€(670)

Income tax expense:
Current	(111)	(238)
Net income/(loss)	€1,701	€(908)

Net income/(loss) per share:
Basic	€0.114	€(0.06)
Diluted	€0.109	€(0.06)
Weighted average shares used to compute net income/(loss) per share:
Basic	14,956,429	14,989,839
Diluted	15,624,961	14,989,839

GENTIUM S.p.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2011	2012
	(unaudited)	(unaudited)
Cash Flows From Operating Activities:
Net income/(loss)	€1,701	€(908)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Unrealized foreign exchange loss, net	139	63
Depreciation and amortization	311	357
Stock based compensation	477	413
Provision for income taxes	111	238
Changes in operating assets and liabilities:
Accounts receivable	(527)	443
Inventories	(868)	(371)
Prepaid expenses and other current assets	(40)	(259)
Accounts payable and accrued expenses	587	698
Deferred Revenues	(852)	34
Termination indemnities	(71)	5
Net cash provided by operating activities	€968	€713

Cash Flows From Investing Activities:
Capital expenditures	(98)	(35)
Intangible assets expenditures	(2)	-
Net cash used in investing activities	€(100)	€(35)

Cash Flows From Financing Activities:
Repayments of long-term debt	(133)	(83)
Proceeds from stock option exercise	64	184
Principal payment of capital lease obligation	(17)	(18)
Net cash provided by/(used in) financing activities	€(86)	€83

Increase in cash and cash equivalents	782	761
Effect of exchange rate on cash and cash equivalents	(87)	(67)
Cash and cash equivalents, beginning of period	8,742	9,990
Cash and cash equivalents, end of period	€9,437	€10,684

Explanation and Use of Non-GAAP Financial Measures

To provide investors with greater insight and a better understanding of how our management and board of directors analyze our financial performance and make operational decisions, we supplement our consolidated financial statements that are presented on a GAAP basis in this press release with the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA per basic and diluted share.

These non-GAAP financial measures should not be considered in isolation; they are in addition to, and are not a substitution, for financial performance measures under GAAP. These non-GAAP financial measures may be different from non-GAAP measures used by other companies. Further, we may utilize other measures to illustrate performance in the future. Non-GAAP measures have limitations since they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP.

We define non-GAAP adjusted EBITDA as net income (loss) before net interest income (expense), income tax expense (benefit), depreciation and amortization expense, share based compensation expense and net unrealized foreign currency exchange gain (loss). We define non-GAAP adjusted EBITDA per basic and diluted share as non-GAAP adjusted EBITDA applicable to common shareholders divided by the weighted average basic and fully diluted shares outstanding during the period as computed in accordance with GAAP.

We use non-GAAP adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors and investors concerning our financial performance.

We believe that non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per basic and diluted share are useful to investors in evaluating our operating performance for the following reasons:

•	these and similar non-GAAP measures are widely used by investors to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;

•	securities analysts often use these and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and

•	by comparing our non-GAAP adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of interest income (expense), income tax expense (benefit), depreciation and amortization expense, share-based compensation expense and unrealized foreign currency exchange gain (loss).

We understand that, although measures similar to non-GAAP adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of the limitations of these specific non-GAAP financial measures are:

•	non-GAAP adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	non-GAAP adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	non-GAAP adjusted EBITDA does not reflect share-based compensation expense;

•	non-GAAP adjusted EBITDA does not reflect cash requirements for income taxes;

•	non-GAAP adjusted EBITDA does not reflect net interest income (expense); and

•	non-GAAP adjusted EBITDA does not reflect net unrealized foreign currency exchange gain (loss).

Non-GAAP Adjusted EBITDA

The following table presents a reconciliation of non-GAAP adjusted EBITDA to net income/(loss), the most comparable GAAP measure (unaudited; in thousand):

	Three Months Ended March 31,
	2011	2012
Net income/(loss)	€1,701	€(908)
Interest income/(expense), net	19	(40)
Income tax expense	111	238
Depreciation and amortization expense	311	357
EBITDA	€2,142	€(353)
Stock compensation expense	477	413
Unrealized foreign currency exchange loss, net	139	63
Non-GAAP Adjusted EBITDA	€2,758	€123

Non-GAAP Adjusted EBITDA per Basic and Diluted Share

The following tables detail how we calculate non-GAAP adjusted EBITDA per basic and diluted share and reconcile non-GAAP adjusted EBITDA per basic and diluted share to fully basic and diluted earnings per share, the most comparable GAAP measure (unaudited; in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2011	2012
Non-GAAP Adjusted EBITDA per Basic and Diluted Share

Non-GAAP adjusted EBITDA	€2,758	€123
Non-GAAP adjusted EBITDA per share:
Basic	€0.18	€0.01
Diluted	€0.18	€0.01

Weighted average shares used to compute non-GAAP adjusted EBITDA per share:
Basic	14,956,429	14,989,839
Diluted	15,624,961	15,498,010

	Three Months Ended March 31,
	2011	2012
Non-GAAP Adjusted EBITDA per Basic Share
GAAP earnings per basic share	€0.11	€(0.06)
Interest income/(expense), net	0.00	0.00
Income tax expense	0.01	0.02
Depreciation and amortization expense	0.02	0.02
EBITDA	€0.14	€(0.02)
Stock compensation expense	0.03	0.03
Unrealized foreign currency exchange loss, net	0.01	0.00
Non-GAAP adjusted EBITDA per basic share	€0.18	€0.01

Weighted average shares used to compute non-GAAP adjusted EBITDA per basic share	14,956,429	14,989,839

	Three Months Ended March 31,
	2011	2012
Non-GAAP Adjusted EBITDA per Diluted Share
GAAP earnings per diluted share	€0.11	€(0.06)
Interest income/(expense), net	0.00	0.00
Income tax expense	0.01	0.02
Depreciation and amortization expense	0.02	0.02
EBITDA	€0.14	€(0.02)
Stock compensation expense	0.03	0.03
Unrealized foreign currency exchange loss, net	0.01	0.00
Non-GAAP adjusted EBITDA per diluted share	€0.18	€0.01

Weighted average shares used to compute non-GAAP adjusted EBITDA per diluted share	15,624,961	15,498,010

SOURCE: Gentium S.p.A.

Gentium S.p.A.

Salvatore Calabrese, +39 031-5373-260

SVP Finance & Chief Financial Officer

scalabrese@gentium.it

or

The Trout Group

Marcy Nanus, +1 646-378-2927

mnanus@troutgroup.com